18004859

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Mail Processing Section FEB 28 2018 Washington DC 406

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-00859

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: C. R. Davis & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

939 Clocktower Drive, Suite A
(No. and Street)

Springfield, (City) IL (State) 62704 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey R. Gibbs (217) 793-0733
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kerber, Eck & Braeckel LLP
(Name – *if individual, state last, first, middle name*)

3200 Robbins Road Suite 200A (Address) Springfield (City) IL (State) 62704 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

RMS

OATH OR AFFIRMATION

I, Jeffrey R. Gibbs, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of C. R. Davis & Company, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

SUSAN N. GIBBS
OFFICIAL SEAL
Notary Public - State of Illinois
My Commission Expires
May 29, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

KEB
Kerber, Eck & Braeckel LLP

CPAs and
Management Consultants

3200 Robbins Road
Suite 200A
Springfield, IL 62704-6525
ph 217.789.0960
fax 217.789.2822
www.kebcpa.com

Report of Independent Registered Public Accounting Firm

To Jeffrey R. Gibbs, President
C. R. Davis & Company

We have audited the accompanying statements of financial condition of C. R. Davis & Company (the Company) as of December 31, 2017 and 2016, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes and Schedule I - Computation of Net Capital Under Rule 15c3-1 (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of operations and its cash flows for the years then ended in conformity with the accounting principle generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

Schedule I - Computation of Net Capital Under Rule 15c3-1 (the Schedule) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Schedule is the responsibility of the Company's management. Our audit procedures included determining whether the Schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Schedule. In forming our opinion on the Schedule, we evaluated whether the Schedule, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule I - Computation of Net Capital Under Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kerber, Eck + Braeckel LLP

Springfield, Illinois
February 5, 2018

C. R. Davis & Company

STATEMENTS OF FINANCIAL CONDITION

December 31

	2017	2016
ASSETS		
Cash and cash equivalents	$ 116,696	$ 57,708
Receivable from brokers and dealers	14,860	14,157
Trading securities, at market value	71,789	80,170
Deferred income tax recoverable	12,904	20,216
Other assets	1,293	1,660
Equipment, net of accumulated depreciation of $9,346 and $9,084 at 2017 and 2016, respectively	1,803	336
	$ 219,345	$ 174,247
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable	$ 2,874	$ 3,029
Accrued payroll taxes	12,140	11,719
Commissions payable	35,845	33,057
	50,859	47,805
STOCKHOLDERS' EQUITY		
Common stock - authorized 100 shares of $100 par value; issued and outstanding 50 shares at 2017 and 2016	5,000	5,000
Additional contributed capital	55,874	55,874
Retained earnings	107,612	65,568
	168,486	126,442
	$ 219,345	$ 174,247

The accompanying notes are an integral part of these statements.

C. R. Davis & Company

STATEMENTS OF INCOME

Year ended December 31

	2017	2016
Revenues		
Concessions and commissions	$ 298,367	$ 247,643
Investment income	2,563	2,525
Net dealer inventory and investment gain	20,455	375
	321,385	250,543
Expenses		
Advertising	162	207
Depreciation	262	111
Dues and assessments	3,330	3,470
Entertainment	733	561
Financial and news service	1,864	1,854
Insurance	9,906	13,795
Miscellaneous	2,605	2,707
Office supplies	3,787	3,378
Postage and printing	487	289
Professional fees	7,650	7,600
Rent	21,600	21,500
Salaries and commissions		
Stockholders	131,796	124,715
Others	64,576	43,271
Service fees	3,108	2,828
Taxes	12,500	11,560
Telephone	4,191	3,734
Utilities	3,472	3,770
	272,029	245,350
Income before income taxes	49,356	5,193
Income tax expense	7,312	993
NET INCOME	$ 42,044	$ 4,200

The accompanying notes are an integral part of these statements.

C. R. Davis & Company

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Year ended December 31

	Common Stock	Additional Contributed Capital	Retained Earnings	Total
Balance at December 31, 2015	$ 5,000	$ 55,874	$ 61,368	$ 122,242
Net income for the year	-	-	4,200	4,200
Balance at December 31, 2016	5,000	55,874	65,568	126,442
Net income for the year	-	-	42,044	42,044
Balance at December 31, 2017	$ 5,000	$ 55,874	$ 107,612	$ 168,486

The accompanying notes are an integral part of these statements.

C. R. Davis & Company

STATEMENTS OF CASH FLOWS

Year ended December 31

	2017	2016
Cash flows from operating activities		
Net income	$ 42,044	$ 4,200
Adjustments to reconcile net income to net cash provided by operating activities		
Investment inventory gain	(20,455)	(375)
Depreciation	262	111
Decrease in deferred income taxes	7,312	993
Change in assets and liabilities		
Increase in receivable from brokers and dealers	(703)	(1,639)
(Increase) decrease in trading securities	28,836	(2,252)
Decrease in other assets	367	161
Decrease in accounts payable	(155)	(801)
Increase (decrease) in accrued payroll taxes	421	(2,539)
Increase in commissions payable	2,788	19,671
Net cash provided by operating activities	60,717	17,530
Cash flows from investing activities		
Capital expenditures	(1,729)	-
Net cash used in investing activities	(1,729)	-
Net increase in cash and cash equivalents	58,988	17,530
Cash and cash equivalents at beginning of year	57,708	40,178
Cash and cash equivalents at end of year	$ 116,696	$ 57,708

The accompanying notes are an integral part of these statements.

NOTE A - SUMMARY OF ACCOUNTING POLICIES

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

1. Nature of Operations

The Company's primary business activity is the purchase and sale of investment securities for individuals. The Company does not hold funds or securities of customers. Customer funds are held by the Company's clearing broker or by registered investment companies.

2. Security Transactions

Security transactions are recorded on the trade date.

3. Cash Equivalents

For purposes of these financial statements, the Company considers all money market funds and highly-liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

4. Accounts Receivable

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

5. Commissions

Securities commissions and related commissions to agents are recorded on a trade-date basis as securities transactions occur.

6. Trading Securities

The Company's securities are classified as trading securities and are valued at market as of December 31, 2017 and 2016. Accordingly, the financial statements reflect an unrealized gain of $9,552 and $1,514 for the years ended December 31, 2017 and 2016, respectively, and an accumulated unrealized gain of $28,816 and $19,264 at December 31, 2017 and 2016, respectively.

NOTE A - SUMMARY OF ACCOUNTING POLICIES - Continued

7. Depreciation

Equipment is stated at cost. Depreciation on the equipment is provided for in amounts sufficient to relate the cost of depreciable assets to operations over estimated service lives, using straight-line methods for financial reporting and accelerated methods for tax reporting purposes. Estimated useful lives of the assets range from five to seven years.

8. Income Taxes

The Company provides for deferred income taxes arising from the differences in financial and tax accounting.

As of December 31, 2017 and 2016, the Company has recognized in the financial statements the effects of all tax positions and continually evaluates expiring statutes of limitations, audits, changes in tax law and new authoritative rulings. The Company is not aware of any circumstances or events that make it reasonably possible that unrecognized tax benefits may increase or decrease within 12 months of the statement of financial condition date. Penalties and interest assessed by taxing authorities are included in the provision for income taxes, if applicable. There were no penalties paid during 2017 or 2016.

9. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

10. Subsequent Events

C. R. Davis & Company assessed events that have occurred subsequent to December 31, 2017 through February 5, 2018, the date the financial statements were available to be issued, for potential recognition and disclosure in the financial statements. No events have occurred that would require adjustment to or disclosure in the financial statements.

NOTE B - INCOME TAXES

Details of the provision for current and deferred income taxes for the years ended December 31 follow:

	2017	2016
Current provision		
Federal	$ 1,320	$ 466
State	1,895	210
	3,215	676
Deferred provision	4,097	317
	$ 7,312	$ 993

Deferred tax recoverable at December 31, 2017 and 2016, consist of the following:

	2017	2016
Deferred taxes		
Net operating loss carryforward	$ 20,987	$ 24,287
Depreciation, net of tax expensing of equipment	(102)	(60)
Unrealized gains on securities	(8,214)	(4,159)
Foreign tax credit carryforward	233	148
	$ 12,904	$ 20,216

As of December 31, 2017, the Company had $67,000 in net operating loss carryforwards that have originated since 2009. These operating loss carryforwards will expire from 2029 through 2033.

NOTE C - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of not less than $5,000 at December 31, 2017 and 2016. It also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017 and 2016, respectively, the Company had net capital of $119,634 and $77,196, which were $114,634 and $72,196 in excess of its required net capital of $5,000 for 2017 and 2016. The Company's aggregate indebtedness to net capital ratio was .43 to 1 and .62 to 1 at December 31, 2017 and 2016, respectively.

NOTE D - FAIR VALUE MEASUREMENTS

The Company follows requirements for *Fair Value Measurements* (as initially required by Statement of Financial Accounting Standards No. 157, and subsequently superseded by Accounting Standards Codification 820). The guidance defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value should be based on assumptions that market participants would use including a consideration of non-performance risk.

The Company assessed the inputs used to measure fair value using a three-tier hierarchy based on the extent to which inputs used in measuring fair value are observable in the market. Level 1 inputs include quoted prices for identical instruments and are the most observable. Level 2 inputs include quoted prices for similar assets and observable inputs such as interest rates, currency exchange rates, commodity rates, and yield curves. Level 3 inputs are not observable in the market and include management's judgments about the assumptions market participants would use in pricing the asset or liability.

NOTE D - FAIR VALUE MEASUREMENTS - Continued

The fair values of the Company's investments were determined using inputs, as described above, at December 31, 2017 and 2016, as follows:

	2017	2016
Level 1		
Mutual Funds	$ 48,442	$ 64,764
Stocks	23,347	15,406
	$ 71,789	$ 80,170

There were no Level 2 or Level 3 investments held in 2017 or 2016.

NOTE E - FIXED ASSETS

Details of the book value of equipment owned by the Company follow:

	2017	2016
Cost	$ 11,149	$ 9,420
Accumulated depreciation	9,346	9,084
Book value	$ 1,803	$ 336

NOTE F - RELATED PARTY TRANSACTIONS

Jeffrey R. Gibbs is the majority shareholder of the Company. The Company was a tenant in a building owned by Mr. Gibbs during 2017 and 2016. The Company paid Mr. Gibbs rent totaling $19,800 and $19,700 during 2017 and 2016, respectively. Rental of the building is on a month to month basis.

SUPPLEMENTARY INFORMATION

C. R. Davis & Company

SCHEDULE I

Computation of Net Capital Under Rule 15c3-1

December 31, 2017

Firm ID: 001593

1.	Total ownership equity (o/e)		$ 168,486
2.	Deduct o/e not allowable for net capital		-
3.	Total o/e qualified for net capital		168,486
4.	Add:		
	A. Allowable subordinated liabilities		-
	B. Other deductions or credits		-
5.	Total capital and allowable subloans		
6.	Deductions and/or charges		
	A. Total nonallowable assets	$ 37,119	
	B. Secured demand note deficiency	-	
	C. Capital charges for spot and commodity futures	-	
	D. Other deductions and/or charges	-	37,119
7.	Other additions and/or allowable credits		-
8.	Net capital before haircuts		131,367
9.	Haircuts on securities:		
	A. Contractual commitments	-	
	B. Subordinated debt	-	
	C. Trading and investment securities:		
	1. Exempted securities	-	
	2. Debt securities	-	
	3. Options	-	
	4. Other securities	11,395	
	D. Undue concentration	338	
	E. Other	-	11,733
10.	Net Capital		$ 119,634

C. R. Davis & Company

SCHEDULE I

Computation of Net Capital Under Rule 15c3-1 - CONTINUED

December 31, 2017

Firm ID: 001593

11.	Minimum net capital required: (based on aggregate indebtedness)		$ 3,391
12.	Minimum dollar requirement		5,000
13.	Net capital requirement (greater of line 11 or 12)		5,000
14.	Excess net capital		114,634
15.	Net capital less greater of 10% of total aggregate indebtedness or 120% of net capital requirement		113,634

Computation of Aggregate Indebtedness

16.	Total AI liabilities from balance sheet		$ 50,859
17.	Add:		
	A. Drafts for immediate credit	$ -	
	B. Market value of securities borrowed where no equivalent value is paid or credited	-	
	C. Other unrecorded amounts	-	-
19.	Total aggregate indebtedness		$ 50,859
20.	Ratio of AI/NC		.43 to 1

No material difference exists between the FOCUS IIA Submission of the Computation of Net Capital Under Rule 15c3-1 and the computation contained herein.

Kerber, Eck & Braeckel LLP

CPAs and
Management Consultants

3200 Robbins Road
Suite 200A
Springfield, IL 62704-6525
ph 217.789.0960
fax 217.789.2822
www.kebcpa.com

Report of Independent Registered Public Accounting Firm

To Jeffrey R. Gibbs, President
C. R. Davis & Company

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) C. R. Davis & Company identified the following provisions of 17 C.F.R. § 15c3-3(k) under which C. R. Davis & Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) C. R. Davis & Company stated that C. R. Davis & Company met the identified exemption provisions throughout the most recent fiscal year without exception. C. R. Davis & Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about C. R. Davis & Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kerber, Eck + Braeckel LLP

Springfield, Illinois
February 5, 2018

C. R. DAVIS & COMPANY
INVESTMENT SECURITIES
939 CLOCKTOWER DRIVE SUITE A
SPRINGFIELD, ILLINOIS 62704
217 793 0733 FAX 217 793 0792

Exemption Report
(Notice Pursuant to Rule 15c3-3)

SEC Registration Number: 8-00859
FINRA Registration Number: 1593

The Customer Protection Rule outlines exemptions that may be claimed, all limiting the degree of interaction that a broker-dealer may have with customer assets.

Although the exemptions may allow a broker-dealer to receive customer monies and securities, they all require the broker-dealer to promptly transmit such monies and securities that it may receive to third parties, such as clearing broker-dealers.

C. R. Davis & Company is exempt from Rule 15c3-3 because it meets the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3.

C. R. Davis & Company met the identified exemption provisions in Rule 15c-3-(k)(2)(ii) throughout 2017 without exception.

All statements included in this Exemption Report are made to the best of my knowledge and belief, acting on behalf of C. R. Davis & Company.

Jeffrey R. Gibbs
Jeffrey R. Gibbs
President

1/24/18
Date